Exhibit (h)(155)

FORM OF

MANAGEMENT FEE WAIVER AGREEMENT

[ ], 2022

Janus Investment Fund (the “Trust”)

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”). With respect to Janus Henderson U.S. Managed Volatility Fund (the “Fund”),1 this letter (the “Agreement”) is to inform you that the Adviser will waive a portion of its management fee in an amount of five basis points (0.05%) for at least the period of two years, effective upon the transition to the Adviser as the sole manager for the Fund, which is expected to occur on or about June 10, 2022.

Notwithstanding the above, this Agreement shall not modify the Adviser’s obligations under the expense limitation letter agreement between the Trust and the Adviser on behalf of the Fund dated September 16, 2021.

For the avoidance of doubt, the Adviser may not recover from the Fund amounts previously waived pursuant to this Agreement.

This waiver will continue for the period set forth above, unless otherwise terminated, revised or extended by the Trustees of the Trust. This waiver may be terminated at any time by the Trustees of the Trust and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC	JANUS INVESTMENT FUND

By:_________________________	By:___________________________
Brennan Hughes Senior Vice President, Chief Accounting Officer and Treasurer	Jesper Nergaard Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer

1 Effective on or about June 10, 2022, the Fund will change its name to Janus Henderson Adaptive Risk Managed U.S. Equity Fund.

Janus Henderson Investors US, LLC 151 Detroit St, Denver, CO 80206 T +1(800) 525 3713 F +1(877) 319 3852 W janushenderson.com